Exhibit 21.1

SUBSIDIARIES OF ESCHELON TELECOM, INC.

NAME	JURISDICTION OF INCORPORATION

Eschelon Operating Company	Minnesota
Second Level Subsidiaries (wholly-owned by Eschelon Operating Company):
Eschelon Telecom of Arizona, Inc.	Minnesota
Eschelon Telecom of Colorado, Inc.	Minnesota
Eschelon Telecom of Minnesota, Inc.	Minnesota
Eschelon Telecom of Nevada, Inc.	Minnesota
Eschelon Telecom of Oregon, Inc.	Minnesota
Eschelon Telecom of Utah, Inc.	Minnesota
Eschelon Telecom of Washington, Inc.	Minnesota
Eschelon Telecom of California, Inc.	Minnesota
Business Productivity Solutions, Inc.	Minnesota
Advanced TelCom, Inc.	Delaware
Third Level Subsidiaries (wholly-owned by Advanced TelCom, Inc.):
Shared Communications Services, Inc.	Oregon